May 28, 2010

Michael R. Clampitt

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

Re:	HDFC Bank Limited

Form 20-F for the fiscal year ended March 31, 2009,

filed September 30, 2009

File No. 001-15216

Dear Mr. Clampitt:

We have reviewed your comments contained in your letter dated April 16, 2010 to our Form 20-F for the fiscal year ended March 31, 2009 (the “2009 20-F”) and have enclosed responses to these comments. For your convenience, each of the Staff’s comments are reproduced followed by our response. Where indicated, we will revise our future Form 20-Fs for so long as it remains accurate and appropriate to do so. Feel free to contact us or our attorney, Christine Raglan, Cravath, Swaine & Moore LLP (212-474-1678 (ph); 212-474-3700 (fx); craglan@cravath.com) with any questions you may have about our responses.

Sincerely,

/s/ Mr. Sanjay Dongre
Mr. Sanjay Dongre

Executive Vice President (Legal) and Company Secretary

General

1.	Please provide to us and undertake to include in your future filings, revision of your various statements regarding your competitive position, to disclose the basis for your claims as required by Form 20F, Item 4(B)(7) including, but not limited to, the following statements:

•	your claim, on page 4 that you are “a leading” financial services company in India;

•	your claim, on page 4, that you are “a leader” in use of technology,

•	your claim, on page 5, that you deliver high quality service with superior execution,” and

•	your claim, on page 14 that you are “a leading provider of cash management services in India.”

Alternatively, revise to indicate these are management’s beliefs.

Response to the first bullet under Comment 1

We will revise the first paragraph on page 4 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Overview

We are a leading private sector bank and financial services company in India (in terms of number of branches, market capitalization, loans, deposits and balance sheet size, based on Indian Banks Association (IBA) reports and the published financial results of peer companies as of March 31, 2009). Our goal is to be the preferred provider of financial services to upper- and middle-income individuals and leading corporations in India. Our strategy is to provide a comprehensive range of financial products and services for our customers through multiple distribution channels, with high quality service and superior execution. We have three principal business activities: retail banking, wholesale banking and treasury operations.

We would also note for the reference of the Staff, although we do not plan to include this information in our future filings, that we ranked second amongst private sector banks in India (based on IBA reports), in terms of number of branches, loans, deposits and balance sheet size as of March 31, 2009. We continued to receive awards and gain recognition from domestic and international organizations during fiscal 2009, including: (a) Euromoney Annual Survey: The Best Local Bank; (b) Business India: Best Bank 2008; (c) Forbes Asia: One of the Fab 50 companies in Asia Pacific; (d) Microsoft and Indian Express Group: Security Strategist Award; and (e) World Trade Center Award of Honour for outstanding contribution to international trade services.

Response to the second bullet under Comment 1

We will revise the last paragraph under ‘We are a leader among Indian banks in our use of technology’ on page 4 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Our use of technology has driven the development of innovative products, reduced our operating costs, enhanced customer service delivery and reduced inherent risks. We have been an early adopter of many of the new technology-based systems, such as: (a) a centralized core banking system; (b) an integrated data warehouse (DWH) for retail banking; (c) mobile banking; (d) an on-line ATM switch and ATM solution with on-line authorization in the host; (e) an image-based data entry system for account opening; and (f) a digital signature based corporate internet banking solution using Public Key Infrastructure (PKI) technology for our corporate customers. We believe that early adoption of new technologies has increased our efficiency and effectiveness and reduced turn-around times.

We would also note for the reference of the Staff, although we do not plan to include this information in our future filings, that we continued to receive awards and gain recognition from domestic and international organizations during fiscal 2009, including: (i) Business World Best Bank Award 2009 for Most Tech-savvy Bank; (ii) Banking Technology Award 2009 for Best Use of Business Intelligence; (iii) IBA Banking Technology Award 2009 for Best IT Governance Award—Runner up; (iv) Banking Technology Awards 2009 for Best Risk Management Initiative; (v) The Institute for Development and Research in Banking Technology (IDRBT) Banking Technology Excellence Award 2008 for IT Governance and Value Delivery; and (vi) Nasscom IT User Award 2008 for Best IT Adoption in the Banking Sector.

Response to the third bullet under Comment 1

We will insert the following additional disclosure after the first paragraph on page 5 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Many of our operational processes are certified under International Organization for Standardization (ISO) 9001:2008. This certification requires the underlying processes to be robust, effective and efficient. The ISO certification ensures that: (a) we have a set of procedures that cover key processes; (b) our processes are monitored to ensure effectiveness; (c) adequate records are maintained; and (d) outputs are monitored for any defects so that appropriate and accurate remedial actions can be undertaken.

Some of our operational achievements, which we believe have enabled us to deliver high quality service, include: (i) deposit accounts are processed by our operations team with a turn-around-time of less than two working days; (ii) welcome kits are dispatched to customers within two working days of opening a deposit account; and (iii) internet banking personal identification numbers (PINs) are generated within one working day of a request logged in our systems.

Response to the fourth bullet under Comment 1

We will revise the first paragraph under “Cash Management Services” on page 14 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Cash Management Services

We are a leading provider of cash management services in India. We were among the top three banks in India with respect to managing National Electronic Funds Transfer (NEFT) and Real Time Gross Settlement (RTGS) payments based on statistics published by Reserve Bank of India (RBI), the local regulator. We received the Asiamoney: Best Local Cash Management Bank Award during fiscal 2009. Our services make it easier for our corporate customers to expedite inter-city check collections, make payments to their suppliers more efficiently, optimize liquidity and reduce interest costs. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn commissions for these services.

Business, page 4

Overview, page 4

2.	Please provide to us and undertake to include in your future filings, revision of the second paragraph to quantify the extent to which your growth in assets and net income is the result of acquisitions.

Response to Comment 2

We will insert the following paragraphs after the second paragraph on page 4 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Our rapid growth is in part attributable to our acquisition of Centurion Bank of Punjab Limited (CBoP). CBoP was a private sector Indian bank that offered retail, small and medium enterprise and corporate banking products and services, similar to ours. Our shareholders approved the acquisition on March 27, 2008, and it became effective May 23, 2008. As consideration for the acquisition, every 29 equity shares of CBoP were exchanged for one of our equity shares. The primary purpose for the acquisition was to realize potential synergies and growth opportunities.

As a result of our acquisition of CBoP, our network increased by 404 branches and 426 ATMs with a geographical spread mainly across areas such as Punjab, Haryana and Kerala. We acquired over two million customers and approximately Rs. 266,834.6 million in assets and assumed approximately Rs. 239,003.1 million in liabilities. The fair value of the net assets we acquired was Rs. 27,831.5 million on the date we acquired CBoP, which resulted in goodwill of Rs. 74,937.9 million. Had the CBoP acquisition taken place at the beginning of fiscals 2008 and 2009, our combined net income would have been Rs. 12,059.5 million and Rs. 14,174.5 million for fiscals 2008 and 2009, respectively (our actual net income was Rs. 13,154.2 million and Rs. 15,104.3 million for fiscals 2008 and 2009, respectively).

We would also note for the reference of the Staff, although we do not plan to include in our future filings that since the operations of CBoP have been merged with ours on acquisition, it is not possible to identify separately the financial position or net income of CBoP from ours.

3.	Please provide to us and undertake to include in your future filings, revision of the fourth paragraph as follows:

•	provide more detail regarding your statement that you “are part of the HDFC group of companies;

•	disclose that HDFC Corporation also engages in financial services and describe the types of products and services they provide; and

•	disclose whether or not you have any agreement, arrangement or understanding, explicit or implicit, with HDFC Corporation or anyone associated with HDFC Corporation not to compete with it.

Response to the first and second bullets under Comment 3

In your comment, we trust that you meant HDFC Limited in your usage of the words ‘HDFC Corporation’.

We will revise the fourth paragraph on page 4 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

We are part of the HDFC group of companies, established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. HDFC Limited and its subsidiaries owned approximately 19.4% of our outstanding equity shares as of March 31, 2009. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of the shareholders and the RBI. Mr. Keki Mistry - Vice Chairman & Managing Director of HDFC Limited and Mrs. Renu Karnad - Joint Managing Director of HDFC Limited are also members of our Board of Directors. See also “Principal Shareholders.”

Response to the third bullet under Comment 3

In your comment, we trust that you meant HDFC Limited in your usage of the words ‘HDFC Corporation’.

Although we already have disclosure in “Risk Factors” in the 2009 20-F regarding potential conflicts of interest, we will add the following paragraph after the fourth paragraph on page 4 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them. We currently offer products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life insurance products of HDFC Standard Life Insurance Company Limited and mutual fund products of HDFC Asset Management Company Limited.

4.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•

disclose in this section the “nature” of any merger, including the merger with Centurion Bank of Punjab, as required by Item 4(A)(4) of Form 20-F including the material terms, a brief description of the major types of business engaged in, and the assets and liabilities;

•

disclose in this section the “results” of any merger as required by Item 4(A)(4) including net income from each of these acquisitions in your fiscal years since each acquisition and material changes in the mode of conducting business, the types of services rendered or in the geographic areas,

•	discuss any material changes in the mode of conducting business and the types of products produced or services rendered as required by Form 20-F, Item 4 (A)(4);

•

discuss your principal capital expenditures and divestitures including the amount invested during the past three fiscal years as required by Form 20-F, Item 4 (A) (5) including the respective amount invested and the forms of consideration paid;

•	briefly explain the reasons for your recent acquisitions; and

•	disclose whether or not shareholder approval was secured for each transaction.

Response to Comment 4 (other than the fourth bullet)

Please refer our response to Comment 2.

Response to the fourth bullet under Comment 4

We will insert the following paragraph before the fourth paragraph on page 4 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

We had a cash outflow of approximately Rs. 3.2 billion, Rs. 6.5 billion and Rs. 6.9 billion in fiscals 2007, 2008 and 2009, respectively, principally for property, plant and equipment, including our branch network expansion and our technology and communications infrastructure. We have current plans for aggregate capital expenditures of approximately Rs. 7.7 billion in fiscal 2010. This budgeted amount includes Rs. 2.2 billion to expand our branch and back office network, Rs. 1.3 billion to expand our ATM network, Rs. 0.3 billion to expand our Electronic Data Capture terminal network and Rs. 3.9 billion to upgrade and expand our hardware, data center, network and other systems. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time and our actual capital expenditures may be higher or lower than our budgeted amount.

Our Principal Business Activities, page 6

5.	Please provide to us and undertake to include in your future filings, revision of the table on page 6 to provide percentages for all three years.

Response to Comment 5

We will revise the table on page 6 of the 2009 20-F to add percentage columns for fiscals 2007 and 2008 as follows in our future 20-Fs for so long as it remains accurate and appropriate to do so:

	Year ended March 31,
	2007		2008		2009
	(in millions, except percentages)
Retail banking	Rs. 30,542.1	70.0%	Rs. 42,342.8	68.5%	Rs.	67,089.8	77.9%	US $	1,318.8	77.9%
Wholesale banking	11,808.1	27.0	18,040.4	29.2		15,151.9	17.6		297.9	17.6
Treasury operations	1,315.7	3.0	1,431.4	2.3		3,848.3	4.5		75.6	4.5

Net revenue	Rs. 43,665.9	100.0%	Rs. 61,814.6	100.0%	Rs.	86,090.0	100.0%	US $	1,692.3	100.0%

Retail Banking, page 6

6.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•

revise the first sentence to clarify that you include corporate loans, loans relating to commercial vehicles and construction equipment in your definition of “retail banking” and that these account for more than a third of your loans from retail banking; and

•	disclose here and add a risk factor for the unsecured personal loans and discuss the risks to you of making personal loans without any security.

Response to the first bullet under Comment 6

We will revise the first paragraph of the “Retail Banking” section on page 6 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

We consider ourselves a one-stop shop for the financial needs of upper- and middle-income individuals. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, third-party mutual funds and insurance products, investment advice, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes, which together account for more than a third of our total retail banking loans. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business. ~~We offer high quality service and greater convenience by leveraging our technology platforms and multiple distribution channels. Our goal is to provide banking and financial services to our retail customers on an “anytime, anywhere, anyhow” basis~~.

Response to the second bullet under Comment 6

We will revise the first paragraph of the “Retail Loans and Other Asset Products” section on page 6 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were approximately 60% of our gross loans as of March 31, 2009. Apart from our branches, we use our ATM screens and the Internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk compared to secured loans. Also see “Risk Factors—Our unsecured personal loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.”

For the information of the Staff, the following risk factor relating to unsecured personal loans is included in the ‘Risk Factors’ section as shown in Annex A:

Our unsecured personal loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses. Unsecured personal loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or post-dated checks from our customers, we may be unable to collect in part or at all on an unsecured personal loan in the event of the non-payment by a borrower. Further, any expansion in our unsecured personal loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings.

Wholesale Banking, page 11

7.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•	explain the basis for your including some corporate business as retail banking and other as wholesale banking;

•	revise the third paragraph to accurately describe your actual customers that transact business with you instead of the customers that you “target” (“the top end of the Indian corporate sector”);

•	revise the tables on page 11 and 13 to provide data in U.S. dollars for each of the three years instead of only the most recent fiscal year;

•	disclose, on page 12, the percentage of your wholesale loans that are secured and the amount that is unsecured; and

•	disclose more detail on page 13 regarding your derivatives business, including quantitative information.

Response to the first bullet under Comment 7

We will add the following paragraph after the third paragraph of the “Wholesale Banking – Overview” section on page 11 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Loans to small and medium enterprises, which are generally in the nature of loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimum utilization and deployment of specialized resources in our retail banking business.

Response to the second bullet under Comment 7

We will revise the third paragraph of the “Wholesale Banking” section on page 11 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

For our commercial banking products, ~~we target~~ our customers include ~~the top end of the Indian corporate sector, including~~ companies that are part of private sector business houses, public sector enterprises and multinational corporations, as well as ~~leading~~ small and mid-sized businesses. ~~We also target~~ Our customers also include the suppliers and distributors of ~~top-end~~ corporations ~~as part of a supply chain initiative for both our commercial banking products and transactional services whereby~~ to whom we provide credit facilities ~~to these suppliers and distributors~~ and with whom we thereby establish relationships ~~with them~~ as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.

Response to the third bullet under Comment 7

Rule 3-20 of Regulation S-X provides the following guidance on currency conversion in SEC filings:

If the reporting currency is not the U.S. dollar, dollar-equivalent financial statements or convenience translations shall not be presented, except a translation may be presented of the most recent fiscal year and any subsequent interim period presented using the exchange rate as of the most recent balance sheet included in the filing, except that a rate as of the most recent practicable date shall be used if materially different.

We have generally been disclosing tabulated data in U.S. Dollars for the current fiscal period only in the Form 20-F, and on drawing inference from Rule 3-20 of Regulation S-X, we believe we should not include currency conversions for prior years in these selected tables.

Response to the fourth bullet under Comment 7

We will revise the first paragraph on page 12 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

While we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2009, approximately 80% of the aggregate principal amount of our gross wholesale loans was secured by collateral (approximately Rs. 85 billion in aggregate principal amount of loans were unsecured). However, collaterals securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk.”

Response to the fifth bullet under Comment 7

We will replace the “Foreign Exchange and Derivatives” section on page 13 of the 2009 20-F with the following in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Foreign Exchange and Derivatives

Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options, and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our Treasury front office works on such product offerings jointly with the relationship managers from Wholesale Banking.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on settlement date, for a specified period from start date to maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2007, 2008 and 2009, together with the fair values on each reporting date:

	As of March 31,
	2007				2008				2009				2009
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)

Interest rate swaps and forward rate agreements	Rs.	235,012.9	Rs.	123.2	Rs.	562,077.2	Rs.	201.9	Rs.	135,612.0	Rs.	(3,059.6)	US $	2,665.9	US $	(60.1)

Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	210,073.6	Rs.	1,282.6	Rs.	349,785.6	Rs.	(1,266.9)	Rs.	354,385.6	Rs.	20,657.0	US $	6,966.5	US $	406.1

Treasury, page 15

8.	Please provide to us and undertake to include in your future filings, revision of this section as follows:

•

please provide more detail, on page 16 of your derivatives business and explain how it is different from that your offer corporate customers as part of what you consider to be “wholesale banking” described on page 13; and

•	quantify and describe the types of derivative products you have sold in each of the past three fiscal years.

Response to Comment 8

We will replace the “Foreign Exchange” and “Derivatives” sections on pages 15 and 16 of the 2009 20-F with the following in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Foreign Exchange and Derivatives

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants, similar to our Wholesale Banking business, where we enter into such transactions with our customers. To support our clients’ activities, we are an active participant in the Indian inter-bank foreign exchange market. We also trade, to a more limited extent, for our own account. We also engage in proprietary trades of rupee-based interest rate swaps and use them as part of our asset liability management.

Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. A currency option is a contract where the purchaser of the option has the right but not the obligation to either purchase or sell and the seller of the option agrees to sell or purchase an agreed amount of a specified currency at a price agreed in advance and denominated in another currency on a specified date or by an agreed date in the future. A forward rate agreement is a financial contract between two parties to exchange interest payments for a ‘notional principal’ amount on settlement date, for a specified period from start date to maturity date. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.

The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2007, 2008 and 2009, together with the fair values on each reporting date:

	As of March 31,
	2007				2008				2009				2009
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)

Interest rate swaps and forward rate agreements	Rs.	1,559,077.5	Rs.	(151.1)	Rs.	3,009,854.9	Rs.	(1,241.4)	Rs.	1,241,193.2	Rs.	791.0	US $	24,399.3	US $	15.5
Forward exchange contracts, currency swaps, currency options and interest rate caps and floors	Rs.	1,167,367.3	Rs.	1,308.8	Rs.	1,752,656.1	Rs.	4,535.0	Rs.	2,141,088.9	Rs.	(11,876.2)	US $	42,089.4	US $	(233.5)

Risk Factors, page 24

9.	Please undertake to delete in your future filings, your reference in the introductory paragraph, to “other information contained in this report” since under Item 3 D of Form 20-F, you should include all risk factors in this section. Please note that the section “is intended to a summary of more detailed discussion contained elsewhere in the document.” Where appropriate, please provide in each risk factor a reference to the location of the related more detailed discussion.

Response to Comment 9

We will revise the ‘Risk Factors’ section in our future 20-Fs as shown in Annex A for so long as it remains accurate and appropriate to do so.

10.	Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following

•	Securities Act Release No. 33-7497 which requires that you “place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;”

•

sample comment 34 to Staff Legal Bulletin No. 7, which directs that you provide the information investors need to “assess the magnitude” of each risk and “explain why” each risk may result in a material adverse effect on you; and

•	sample comment 38 to Staff Legal Bulletin No. 7, which directs that you include “specific disclosure of how your [operations] [financial condition] [business] would be affected” by each risk.

Many of your risks factors are tentative using the word “could” when if the risk materialized, the affect on your would be fairly definitive (for example, if losses or costs increase or fees decrease, earnings would be less than they would otherwise be). Many of your risk factors merely refer to your “exposure” to various risks without specific disclosure of the consequences to you if the risk materialized. Others merely state that your “business could be adversely affected” or “our business could suffer” without any indication of how you would be affected, and the magnitude of the risk. If the risk does not have the consequence of “making an offering speculative or one of high risk,” as required by Item 3(D) of Form 20-F, then it should not be included as a risk factor.

Response to Comment 10

Please refer to our response to Comment 9.

11.	Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 3(D) of Form 20-F which requires that you disclose in this section “risk factors specific to the company or its industry and making an offering speculative or one of high risk.” Please review each of the forty two risks you included in this section and either remove or revise those risk factors that are not specific to you or do not pose a high risk including, but not limited to, the following

•	the seventh risk factor, which is on page 27, relating to your management team and skilled personnel;

•	the eighth risk factor, which is on page 27, relating to the minimum capital adequacy ratio;

•	the ninth risk factor, which is on page 27, relating to material changes in Indian banking regulations;

•	the eleventh risk factor, which is on page 27, relating to potential consolidation in the banking industry;

•	the twenty second risk factor, which is on page 29, relating to compliance with Sarbanes Oxley Act;

•	the thirty first risk factor, which is on page 31, relating to natural calamities;

•	the thirty second risk factor, which is on page 31, relating to downgrades in debt ratings; and

•	the fortieth risk factor, which is on page 33, relating to financial instability in other countries.

Response to Comment 11

Please refer to our response to Comment 9, but note that we have retained our risk factors relating to our management team and skilled personnel, the minimum capital adequacy ratio and material changes in Indian banking regulations as we continue to believe that those matters pose a high risk to our business.

12.	Please provide to us and undertake to include in your future filings, revision of each of your sub captions, to comply with the following:

•	Item 503(c) which requires that you set forth each risk factor under a sub caption that adequately describes the risk;

•

sample comment 36 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to “ensure it reflects the risk that you discuss in the text” rather than “merely state a fact about your business...succinctly state in your subheadings the risks that result from the facts or uncertainties;” and

•	sample comment 37 to Staff Legal Bulletin No. 7, which directs that you revise each subheading to eliminate language that is “too vague and generic to adequately describe the risk that follows.”

For instance, the caption to your second risk factors merely state you are “vulnerable to volatility” or “could be subject to volatility” does not comply with the applicable requirements. For instance, merely stating in the caption that your “business could suffer” or you “could be adversely affected” does not comply with the applicable requirements.

Response to Comment 12

Please refer to our response to Comment 9.

Risks Relating to our Business, page 24

13.	Please provide to us and undertake to include in your future filings, revision of the second risk factor, which is on page 24, relating to interest rates as follows:

•	delete your reference to volatility since your risk seem to be from an increase in interest rates rise, since you would not be adversely affect by a decrease in interest rates;

•	discuss the fact that interest rates have been at historic lows and the widespread anticipation that interest rates around the world will go up;

•	disclose that to the extent you could not pass along the increase of in the costs of funds to your borrowers, the consequence would be your net income would be less than it would otherwise be; and

•	revise the sub caption accordingly.

Response to Comment 13

Please refer to our response to Comment 9, but note that, as we believe that volatility in interest rates is a factor which may materially affect us, we have retained the language in the risk factor relating to interest rate volatility.

14.	Please provide to us and undertake to include in your future filings, revision of the third risk factor, which is on page 24, relating to non-performing loans as follows:

•

supplement your discussion of the “factors outside of our control” to discuss the factors within your control such as your underwriting standards, due diligence, the extent to which you have secured the loans and the extent to which you have monitored the value of any collateral;

•	revise the last sentence to clarify that to the extent you increase your provisions for non-performing loans your net income will be less than it would have been otherwise; and

•	revise the sub caption accordingly.

Response to Comment 14

Please refer to our response to Comment 9.

15.	Please provide to us and undertake to include in your future filings, revision of the fourth risk factor, which is on page 25, relating to “concentrations of customer exposures” as follows:

•	explain the term “customer exposure” to explain that this is exposure to losses;

•

provide more detail regarding your largest customer and the nine other largest customers including the types and number of transactions that are the source of your exposure, how many of these exposures are secured and to what extent and the industry in which the ten operate;

•

revise the last sentence of the first paragraph to state that the result of any of the would be to lower your net income and due to the magnitude of these exposures would jeopardize your ability to meet capital requirements and continue as a going concern;

•	revise the last paragraph to discuss the fact that 48 percent of your exposure is in retail means a downturn in that sector in India will likely have a proportionate impact on your earnings; and

•	revise the sub caption accordingly.

Response to Comment 15

Please refer to our response to Comment 9. Also refer to our response to Comment 22 in relation to the second bullet under this comment.

16.	Please provide to us and undertake to include in your future filings, revision of the sixth risk factor, which is on page 26, relating to your being “unable to foreclose on collateral” as follows:

•	revise your claim, in the first sentence, that you “take collateral for a large proportion of our loans” to disclose the actual percentage of your loans that are secured,

•	revise the second to last sentence in the second paragraph to disclose the amount by which you suffered “declines in the value of our collateral” and what if anything you are doing in response;

•	add an assessment that if you are unable to foreclose on collateral, your losses will increase and net income will be less than it would have been otherwise; and

•	revise the sub caption accordingly.

Response to Comment 16

Please refer to our response to Comment 9.

17.	Please provide to us and undertake to include in your future filings, revision of the twelfth risk factor, which is on page 27, relating to your “funding” as follows:

•	define the term “short term deposits” and “medium term deposits”;

•	disclose the percentage of your loans that are short term and the percentage that are medium term;

•	revise the last sentence to explain that the consequence of your having to use “more expensive sources of funding” is that your net income would be less than it would otherwise be; and

•	revise the sub caption accordingly.

Response to Comment 17

Please refer to our response to Comment 9.

18.	Please provide to us and undertake to include in your future filings, revision of the thirteenth risk factor, which is on page 28, relating to your treasury operations to identify those particular investments that pose the most significant risks to you.

Response to Comment 18

Please refer to our response to Comment 9.

19.	Please provide to us and undertake to include in your future filings, revision of the seventeenth risk factor, which is on page 28, relating to control by HDFC Limited as follows:

•	clarify that both the Chairman and the Managing Director were nominated and elected by HDFC Limited and clarify whether it has the right to select persons to fill these positions;

•	identify the number of directors that have current or past relationships, direct or indirect, with HDFC Limited;

•	identify the number of members of your administrative, supervisory or management bodies that have current or past relationships, direct or indirect, with HDFC Limited.

Response to Comment 19

Please refer to our response to Comment 9. In relation to the third bullet in this comment, we would also note for the reference of the Staff, although we do not plan to include in our future filings that there were no shared senior management positions with HDFC Limited. We believe it may be inappropriate to include such mitigating (non-risk) language in risk factors.

20.	Please provide to us and undertake to include in your future filings, revision of the eighteenth risk factor, which is on page 28, relating to conflict of interests with HDFC Limited as follows:

•	delete with word potential from the caption;

•	disclose the businesses of HDFC Limited that pose conflicts of interest;

•	disclose the aggregate amount of related party transactions in each of the past three fiscal years with HDFC Limited; and

•	disclose the aggregate amount of strategic investments made with HDFC Limited in each of the past three fiscal years with HDFC Limited.

Response to Comment 20

Please refer to our response to Comment 9.

21.	Please provide to us and undertake to include in your future filings, revision of the nineteenth risk factor, which is on page 29, relating to business combinations as follows:

•

discuss the fact that HDFC Limited has received the approval from RBI to hold more than ten percent of your stock and disclose the extent to which there are any limits set by RBI on the amount HDFC Limited can beneficially own; and

•	discuss the effect of HDFC Limited’s position as discouraging or preventing any other entity from taking control.

Response to Comment 21

Please refer to our response to Comment 9.

Management’s Discussion and Analysis, page 65

22.	Please provide to us and undertake to include in your future filings, discussion and analysis of your dependence on a small number of customers for a majority of your business including but not limited to the following:

•	the extent of and type of your exposure of the single largest customer, the three largest customers and the ten largest customers;

•	the number of customers to whom your exposure is five percent or more of your capital;

•	the extent to which these are large loans or many small loans, including the largest single loan;

•	the extent to which your Board has approved exceeding regulatory limits on exposure to a single customer and the reasons the Board did so; and

•	the extent to which these loans to your largest customers to whom your exposure is five percent or more of your capital are secured.

Response to Comment 22

We will add the following item under the section “Financial Condition” after the item “Commercial Commitments” on page 81 of the 2009 20-F in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Extent of dependence on single customer exposures

Our exposure to a borrower is subject to the regulatory limits established by the RBI from time to time, or specific approval by RBI. The exposure-ceiling limit for a single borrower is 15 percent of our capital funds. This limit may be exceeded by an additional 5 percent (i.e. up to 20 percent) provided the additional credit exposure is on account of infrastructure or by an additional 10 percent (i.e. up to 25 percent) provided the credit exposure is to oil companies to whom bonds have been issued by the Government of India. In addition to the above exposure limit, we may, in exceptional circumstances, with the approval of the Board, consider increasing our exposure to a borrower up to an additional 5 percent of the capital funds.

Our exposures to our ten largest borrowers as of March 31, 2009, computed as per RBI guidelines, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures, was as follows. None of these exposures were impaired as of March 31, 2009:

	March 31, 2009
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure

Borrower 1	Petroleum and Petroleum Products	Rs.	28,000.0	Rs.	4,000.0	Rs.	32,000.0	US$	629.1
Borrower 2	Other industries		25,271.1		—		25,271.1		496.8
Borrower 3	Petroleum and Petroleum Products		2,829.9		13,649.2		16,479.1		323.9
Borrower 4	Other industries		440.0		14,000.0		14,440.0		283.9
Borrower 5	Fertilizer & Pesticides		13,500.0		—		13,500.0		265.4
Borrower 6	Petroleum and Petroleum Products		8,204.0		2,452.5		10,656.5		209.5
Borrower 7	Other industries		10,000.0		—		10,000.0		196.6
Borrower 8	Fertilizer & Pesticides		9,900.0		—		9,900.0		194.6
Borrower 9	Petroleum and Petroleum Products		5,240.0		3,053.8		8,293.8		163.0
Borrower 10	Non-banking finance companies/ Financial Intermediaries		7,967.2		—		7,967.2	US$	156.6

As of March 31, 2009, our exposure to eight borrowers was more than 5 percent of our capital funds, which mainly comprised large credit facilities to these borrowers. Of the total exposure to these borrowers, approximately 63 percent was secured by collateral.

We received approval from our Board of Directors for our top single customer exposure to exceed the RBI prescribed limit of 15 percent of our capital funds. Since the exposure is to an oil company to whom bonds have been issued by the Government of India, the exposure was within the additional 10 percent limit (i.e. up to 25 percent) of our capital funds as prescribed by the aforesaid RBI guidelines.

Compensation of Directors and Members of our Senior Management, page 91

23.	We note that you disclose the salary paid to your Chairman and the aggregate amount of “compensation” paid to your Managing Director and members of your senior management. Please provide to us and undertake to include in your future filings, disclosure of the amount of compensation paid and benefits in kind granted to all directors and members of your administrative, supervisory or management bodies, as required by Item 6(B)(1) of Form 20-F. Please confirm to us that you are not required by Indian law and you do not otherwise publicly disclose compensation paid to any of your individual directors or members of your administrative, supervisory or management bodies.

Response to Comment 23

We will revise the section “Compensation of Directors and Members of Senior Management” on page 91 of our 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

Compensation of Directors and Members of our Senior Management

The compensation ~~packages of~~ arrangements for our Chairman, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of ~~the~~ our Board of Directors. ~~During fiscal 2009, our Chairman received a salary of Rs. 1,200,000 per annum.~~

. . .

Under our organizational documents, each director, except the Managing Director and Executive Directors, is entitled to sitting fees for attending each meeting of the ~~b~~Board of ~~d~~Directors or of a ~~b~~Board committee. The amount of sitting fees is set by the ~~b~~Board from time to time in accordance with limitations prescribed by the Companies Act or the Government of India. At the ~~b~~Board meeting held on October 17, 2006, it was decided that sitting fees for attending ~~b~~Board meetings and committee meetings would be Rs. 20,000 per meeting, except in the case of meetings of the Investors’ Grievance (Share) Committee, for which the sitting fees are Rs. 10,000 per meeting. We reimburse directors for travel and related expenses in connection with ~~b~~Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.

Mr. Jagdish Capoor, Chairman, was paid remuneration of Rs. 1.2 million during fiscal 2009. Mr. Capoor is also paid sitting fees for attending Board and Committee meetings.

The details of the remuneration paid during fiscal 2009 to Mr. Aditya Puri, Managing Director and Mr. Harish Engineer and Mr. Paresh Sukthankar, Executive Directors, in Rupees (except stock option amounts) are as follows:

Particulars	Aditya Puri	Harish Engineer		Paresh Sukthankar
Basic	10,800,000	7,234,851	*	7,761,404	*
Allowances	3,683,868	3,434,202	*	2,871,181	*
Provident Fund	1,296,000	868,182	*	931,368	*
Superannuation	1,620,000	1,085,228	*	1,164,211	*
Performance Bonus	9,535,906	5,793,698		5,793,698
Number of Stock Option under ESOS-013 Scheme	175,000	100,000		100,000

*	The figures pertaining to Mr. Harish Engineer and Mr. Paresh Sukthankar are the actual amounts paid to them during fiscal 2009, including arrears of remuneration paid to them post RBI approval for the period October 12, 2007 to March 31, 2008.

Stock options granted to Mr. Puri, Mr. Engineer and Mr. Sukthankar under Employee Stock Option Scheme (ESOS) 013 during fiscal 2009 have been approved by RBI. The options did not vest during fiscal 2009. These stock options were granted under Plan D, carried an exercise price of Rs. 1,126.45 per stock option and would lapse by July 2014 if not exercised.

Perquisites (evaluated as per Income Tax Rules wherever applicable and at actual cost to the Bank otherwise) such as the benefit of furnished accommodation, gas, electricity, water and furnishings, club fees, personal accident insurance, use of car and telephone at residence, medical reimbursement, leave and leave travel concession, provident fund, super annuation and gratuity, also are provided.

The details of sitting fees paid to Non-Executive Directors during fiscal 2009 are as follows:

Name of the Director	Sitting Fees (Rs.)
Mr. Jagdish Capoor	530,000
Mr. Keki Mistry	420,000
Mrs. Renu Karnad	340,000
Mr. Arvind Pande	520,000
Mr. Ashim Samanta	520,000
Mr. C. M. Vasudev	420,000
Mr. Gautam Divan	620,000
Dr. Pandit Palande	520,000

The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 2.4 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.2 million per month are given in the Annex to the Directors’ Report in terms of the provisions of Section 217 (2A) of the Indian Companies Act, 1956. Section 219 (1) (iv) of the Indian Companies Act, 1956 provides that the Annex need not be circulated to shareholders. Any shareholder wishing to obtain the details of remuneration may write to the Bank and obtain a copy of the Annex to the Directors’ Report.

We granted 678,000 stock options to members of our senior management (other than our Managing Director and Executive Directors) during fiscal 2009.

Other than our Chairman, Managing Director and Executive Directors, none of our directors has a service contract with us.

Note 9 — Repurchase and Resale Agreements, page F-21

24.	We note from your disclosure that your repurchase agreements are generally treated as collateralized financing transactions. Please tell us if you have accounted for any of these transactions as sales for accounting purposes in any period for which your financial statements have been presented and quantify such amounts. Revise your disclosures in future filings to clarify. We may have further comments.

Response to Comment 24

For the information of the Staff, the Bank has not accounted for repurchase and resale agreements as sales for accounting purposes in the consolidated financial statements for the fiscal years ended March 31, 2007, 2008 and 2009. We will revise the first paragraph of the “Repurchase and Resale Agreements” section on page F-21 of the 2009 20-F as shown in the marked version below in our future 20-Fs for so long as it remains accurate and appropriate to do so:

9. Repurchase and Resale Agreements

Securities sold under agreements to repurchase (repos) and securities purchased under agreements to resell (reverse repos) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2007, 2008 and 2009. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.

* * * * * * * * * * * * *

The Bank acknowledges that:

•	the Bank is responsible for the adequacy and accuracy of the disclosure in the 2009 20-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2009 20-F; and

•	the Bank may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annex A

RISK FACTORS

You should carefully consider the following risk factors ~~as well as the other information contained in this report~~ in evaluating us and our business.

Risks Relating to our Business

If we are unable to manage our rapid growth, ~~our business could be adversely affected~~in particular our significant growth as a result of our merger with CBOP, our operations may suffer and our performance may decline.

Our asset growth rate has been significantly higher than India’s gross domestic product (“GDP”) growth rate as well as the growth rate of the Indian banking industry over the last three fiscal years. For example, our total advances in the three-year period ended March 31, 2009 grew at a compounded annual growth rate of 35.6%, as against 18% for the Indian Banking Industry. This growth rate is partially attributable to our acquisition of Centurion Bank of Punjab in May ~~2008, and the impact of this on our balance sheet~~2008. See “Business – Overview”.

Our rapid growth has placed, and if it continues will place, significant demands on our operational, credit, financial and other internal risk controls, such as:

•	recruiting, training and retaining sufficient skilled personnel;

•	upgrading and expanding our technology platform;

•	developing and improving our products and delivery channels;

•	preserving our asset quality as our geographical presence increases and customer profile changes;

•	complying with regulatory requirements such as the “Know Your Customer” (KYC) norms; and

•	maintaining high levels of customer satisfaction.

~~In addition, expansion into new businesses and financial services product offerings will require proper oversight and management. The new businesses will need to be set up and run profitably and the formation of new strategic business units will need to be streamlined into our existing operations. These new businesses and business units will be formed across India, as well as internationally. Integrating the operations, not only domestically throughout India, but also throughout our operations overseas, will increase the need for high level management. In addition, the financial prospects of the new businesses are often uncertain and there can be no assurance that new businesses will be profitable. These new businesses may also shift the financial and managerial resources away from other areas of our operations. In such a case, our other~~ If we fail to properly manage our rapid growth, our operations ~~could~~would suffer and our performance as a whole ~~could also decline. If we are unable to manage this growth process properly, its business prospects, financial position and profitability may~~would be materially adversely affected~~.An inability to manage our growth effectively could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs~~.

Our business is vulnerable to volatility in interest rates, any volatility of which adversely affects our net income.

Our results of operations depend to a great extent on our net interest revenue. During fiscal 2009, net interest revenue after allowances for credit losses represented 61.0% of our net revenue. Changes in market interest rates ~~could~~ affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. ~~This difference~~ A decrease in interest rates could result in an increase in interest expense relative to interest revenue, leading to a reduction in our net interest revenue and net interest margin. ~~In addition~~, ~~a rise~~ An increase in interest rates could negatively affect demand for our loans and other products.

Interest rates are ~~highly sensitive~~currently low and there is a possibility that interest rates will increase due to many factors beyond our control, including the monetary policies of central banks such as the RBI, deregulation of the financial sector ~~in India~~, domestic and international economic and political conditions and other factors. Yields on the Indian government’s ten-year bonds were 8.0%, 7.9% and 7.0% as of March 31, 2007, ~~March 31,~~ 2008 and ~~March 31,~~ 2009, respectively. If interest rates increase and demand for loans is negatively affected, we may not be able to achieve our volume growth, which would adversely affect our net income. Any volatility in interest rates could adversely affect our ~~business, our future financial performance and the price of our equity shares and ADSs~~net income. See “Selected Statistical Information – Analysis of Changes in Interest Revenue and Interest Expense Volume and Rate” and “Selected Statistical Information – Yields, Spreads and Margin”.

If the level of non-performing loans in our portfolio increases, ~~then our business could suffer~~we will be required to increase our provisions which would negatively impact our net income.

Our gross non-performing loans and impaired credit substitutes as per Indian GAAP represented 2.0% of our gross customer assets as of March 31, 2009. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented 0.6% of our net customer assets portfolio as of March 31, 2009. Additionally, the Bank has restructured the payment terms of certain loans. As on March 31, ~~2009~~2009, these represented 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. We had taken collateral for approximately 80% of our loan book as of March 31, 2009. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See Note 10—Loans to our consolidated financial statements.

As of March 31, 2009, we had provided for 106.7% of our total non-performing loans. ~~We cannot assure you that our provisions will~~ These provisions are created by a charge to expense, and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information – Non-Performing Loans”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. In addition, we are a relatively young bank and we have yet not experienced a significant and prolonged downturn in the economy.

A number of factors outside of our control ~~could~~ affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil ~~experienced in the current fiscal year~~, movements in ~~global~~ commodity markets, ~~global~~ competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI~~,~~ or the government of India. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans increase, we ~~may~~will be required to increase our provisions, which ~~may affect our earnings and may result in us being unable to execute our business plan as expected, which could adversely affect the price of our equity shares and ADSs~~would result in our net income being less than it otherwise would be and would adversely affect our financial condition.

We have high concentrations of ~~customer~~ exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected~~.~~ and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we will incur due to downfall of a customer or an industry) in accordance with the policies established by Indian GAAP and the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2009, our largest single customer exposure was Rs. 32.0 billion, representing approximately 17.5% of our capital funds valuation, and our ten largest customer exposures totaled approximately Rs. 148.5 billion, representing approximately 81.1% of our capital funds valuation, in each case as per RBI guidelines based on Indian GAAP figures. In accordance with RBI regulations, we received approval from our Board of Directors for ~~the fact that~~ our top single customer exposure, which exceeded the RBI prescribed limit of 15.0% of our capital ~~funds~~. The said customer exposure was within the revised prudential limit of 25.0% of our capital funds (as applicable to exposures to oil companies to whom bonds have been issued by the Government of India). None of the ten largest customer exposures were classified as non-performing as on March 31, 2009. However, if any of our ten largest customer exposures were to become non-performing, ~~the quality of our portfolio and our business could be adversely affected~~our net income will decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures.

We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2009, our largest industry concentrations, in each case based on Indian GAAP figures, were as follows: road transport (5.0%), banks and financial institutions (4.4%) ~~,~~ and non-banking finance companies and financial intermediaries (4.0%). In addition, as of that date approximately 48.5% of the concentration of our exposure was retail (except where otherwise included in the above classification). As of that date, our total non-performing loans and investments were concentrated in the following industries: wholesale and retail trade (8.9%), road transport (6.0%), food & beverages (4.0%), telecom (3.2%) and textiles (2.3%). Because approximately one-half of our loss exposure is retail, a downturn in the retail sector in India would likely have a proportionate impact on our earnings. Industry-specific difficulties in these or other sectors ~~could~~may increase our level of non-performing customer assets ~~and adversely affect our business, our future financial performance and the price of our equity shares and ADSs~~. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected.

~~We face greater credit risks than banks in more developed countries.~~

~~One of our principal activities is providing financing to our customers, almost all of whom are based in India. We are subject to the credit risk that our borrowers may not pay us in a timely fashion or at all. The credit risk of all our borrowers is higher than in other developed countries due to the higher uncertainty in our regulatory, political and economic environment. Higher credit risk may expose us to greater potential losses, which would adversely affect our business, our future financial performance and the price of our equity shares and ADSs~~.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us~~,~~ or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash-flow basis, we ~~take~~obtain collateral for ~~a large proportion~~approximately 80% of our loans, consisting of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities).

Although there has been recent legislation which may strengthen the rights of creditors and lead to ~~faster~~quicker realization of collateral in the event of default, we ~~cannot guarantee that we will~~may not be able to realize the full value of our collateral, due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, stock market downturns, defects in the perfection of collateral and fraudulent transfers by borrowers. ~~The global economic slowdown has led to a downturn in the real estate markets which in turn has and may continue to result in further declines in the value of our collateral.~~ In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed.~~In addition, the~~ In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors led to a downturn in real estate prices in India. If we are unable to foreclose on our collateral or realize adequate value, our losses will increase and our net income will decline. The RBI has set forth guidelines on corporate debt restructuring. The guidelines envisage that for debt amounts of Rs. 1 billion and above, 60% of the creditors by number, in addition to 75% of creditors by value, can decide to restructure the debt and such a decision would be binding on the remaining creditors. In situations where we own 20% or less of the debt of a borrower, we could be forced to agree to an extended restructuring of debt, instead of foreclosure of security or a one-time settlement, which has generally been our practice. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contractual Obligations and Commercial Commitments – Commercial Commitments”.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

We are highly dependent on our management team, including the continued efforts of our Chairman, our Managing Director, our Executive Directors and members of our senior management. Our future performance will be affected by the continued service of these persons. We also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may ~~have a material adverse effect on our~~ restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position. ~~business, results of operations, financial condition and ability to grow.~~

Our unsecured personal loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses. Unsecured personal loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or post dated checks from our customers, we may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by a borrower. Further, any expansion in our unsecured personal loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products”.

In order to ~~sustain~~support and grow our ~~growth~~business, we ~~will need to~~must maintain a minimum capital adequacy ratio~~. There is no assurance that we will be able to~~, and a lack of access to the capital markets ~~when necessary to do so~~may prevent us from maintaining an adequate ratio.

The RBI requires a minimum capital adequacy ratio of 9% of our total risk-weighted assets. ~~We must maintain this minimum capital adequacy level to support our continuous growth.~~ The Bank adopted the Basel II framework as of March 31, 2009. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 15.69% as of March 31, 2009 as per Basel II and 15.09% as per Basel I. Our ability to support and grow our business ~~could~~would be limited by a declining capital adequacy ratio ~~if we are unable to or have difficulty~~. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

Material changes in Indian banking regulations ~~could harm our business~~ may adversely affect our business and our future financial performance.

We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas. For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific businesses or those that reduce our income through a cap on either fees or interest rates chargeable to our customers or those affecting foreign investment in the banking industry, as well as changes in other governmental policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. ~~We cannot assure you that laws~~Laws and regulations governing the banking sector ~~will not~~may change in the future ~~or that~~and any changes ~~will not~~may adversely affect our business, our future financial performance ~~or~~ and the price of our equity shares and ADSs. See “—~~Because of our many transactions with stock market participants, our business could suffer~~We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, or we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet certain regulatory limits on capital market exposures..”

We compete directly with banks that are much larger than we are and which benefit from economies of scale, which make it challenging for us to offer competitive prices to retain existing customers and solicit new business.

We face strong competition in all areas of our business, and many of our competitors are much larger than we are. We compete directly with the large public sector banks, which generally have much larger customer, asset and deposit bases, larger branch networks and more capital than we do. These banks ~~will become~~are becoming more competitive as they improve their customer services and technology. One of the other private sector banks in India is also larger than we are, based on such measurements. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. ~~Due to competitive pressures, we may be unable to~~The economies of scale our larger competitors benefit from make it difficult for us to offer competitive pricing on products and services to retain existing customers and attract new customers so that we can execute our growth strategy successfully ~~and offer products and services that generate reasonable returns, which may impact our business and our future financial performance.~~. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business – Competition”.

~~Consolidation in the banking industry could adversely affect us.~~

~~The Indian banking industry may experience greater consolidation. There may be mergers and consolidations among public sector banks as well as private banks. We may face more competition from larger banks as a result of any such consolidation.~~

Our funding is primarily short- and medium- term and if depositors do not roll over deposited funds upon maturity our ~~business could be adversely affected~~net income will decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information – Funding”. However, a portion of our assets have long-term maturities, ~~creating a potential for funding mismatches.~~ which sometimes causes funding mismatches. As of March 31, 2009, about 48% of our loans were short-term and about 41% of our loans were medium-term. As of March 31, 2009, about 27% of our deposits were short-term and about 57% of our deposits were medium-term. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position ~~could~~will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which ~~could~~ would result in a decline in our net income and will have a material adverse effect on our ~~business.~~financial condition.

~~We could be subject to volatility in revenue from our treasury operations.~~

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue.

~~Treasury revenue is vulnerable to volatility in the market caused by changes in interest rates, exchange rates, equity prices, commodity prices and other factors.~~ Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and ~~may~~could have ~~an~~a material adverse effect on our net revenue. As per extant RBI guidelines, we are required to invest 25% of our liabilities in Government issued bonds. Mandatory investments in Government issued bonds constituted approximately 88% of our total investments as of March 31, 2009. Any decrease in our income ~~due to volatility in revenue~~ from these ~~activities~~investments could have a material adverse effect on ~~the price of~~ our ~~equity shares~~net income and ~~ADSs~~financial condition.

~~We could be adversely affected by the~~The development of a nationwide inter-bank settlement system would adversely impact our cash float and decrease fees we receive in connection with check collections.

Currently, there is no nationwide payment system in India, and checks must generally be returned to the city from which they were written in order to be cleared. Because of mail delivery delays and the variation in city-based inter-bank clearing practices, check collections can be slow and unpredictable. Through our electronically linked branch network, correspondent bank arrangements and centralized processing, we effectively provide a nationwide collection and disbursement system for our corporate clients. We enjoy cash float and earn fees from these services. In 2005, the RBI introduced the RTGS inter-bank settlement system which facilitates real time settlements primarily between banks. Although we believe our services offer advantages not offered by the RTGS system, the RTGS system ~~could~~would have an adverse impact on the cash float and fees we have enjoyed from some of our cash management services ~~and therefore~~, which could materially adversely affect our ~~future~~ financial ~~performance and the price of our equity shares and ADSs~~condition.

~~Because of our many transactions with stock market participants, our business could suffer if we fail to meet certain regulatory limits or~~We may experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet certain regulatory limits on capital market exposures.

The Bank provides a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares and initial public offering finance for retail customers, stock exchange clearing services and depositary accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which could have a material adverse effect on our financial condition.

The Bank is required to maintain its capital market exposures within the limits as prescribed by the RBI. The Bank’s capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers. As per RBI norms, a bank’s capital market exposure is limited to 40.0% of its net worth under Indian GAAP, both on a consolidated and non-consolidated basis. The Bank’s capital market exposure as at 31 March 2009 was Rs. 43.2 billion or 36.3% of its net worth on a non-consolidated basis and 36.7% on a consolidated basis. See “Supervision and Regulation – Regulations Relating to Capital Market Exposure Limits”. In the future if we fail to meet these regulatory limits, we may face difficulties in getting other regulatory approvals necessary to conduct business in the normal course~~. This could~~, which would have a material adverse effect on our business~~. In addition, as a result of the Bank’s capital market exposure, a significant or prolonged downturn on the Indian stock exchanges may adversely affect the Bank’s business and the price of our equity shares and ADSs~~ and operations.

Significant fraud, system failure or calamities ~~could~~would disrupt our revenue generating activities in the short-term and could harm our reputation and adversely impact our ~~business~~revenue-generating capabilities.

Our business is highly dependant on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring system security and availability is of paramount importance. ~~The Bank has a robust IT Governance and Information Security Program to meet this requirement. We have established~~ Our systemic and operational controls may not be adequate to prevent adverse impact from frauds, errors, hacking and system failures.~~However, even having implemented these controls, a complete immunity against such risks cannot be guaranteed.~~ A significant system breakdown or system failure caused due to intentional or unintentional acts ~~could~~would have ~~a material~~an adverse impact on our ~~business~~revenue-generating activities and ~~may~~ lead to financial loss. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we will be able to restore data and resume processing. However, it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario, where the primary site is completely unavailable, there may be significant disruption to the Bank’s operations~~, leading to~~ which could materially adversely affect our reputation and financial ~~impact~~condition.

HDFC Limited controls a significant percentage of our share capital and exercises substantial influence over board decisions, which could result in HDFC Limited making decisions or foregoing opportunities to benefit HDFC Limited that restrict our growth and harm our financial condition.

HDFC Limited and its subsidiaries owned 19.38% of our equity as of March 31, 2009. Additionally, HDFC Limited holds 26,200,220 warrants convertible into an equivalent number of equity shares (which if converted would increase the stake of HDFC Limited and its subsidiaries to over 20%). So long as HDFC Limited and its subsidiaries hold at least a 20.0% equity stake in us, HDFC Limited is entitled to nominate the two directors who are not required to retire by rotation to our board, including the Chairman and our Managing Director, subject to RBI approval. Our current Chairman and Managing Director were nominated by HDFC Limited and appointed with the approval of the shareholders and the RBI. Two of our other directors also have relationships with HDFC Limited—Mr. Keki Mistry is Vice Chairman & Managing Director of HDFC Limited and Mrs. Renu Karnad is the Joint Managing Director of HDFC Limited. Accordingly, HDFC Limited ~~may be able to~~can exercise substantial control over our board and over matters subject to a shareholder vote. Mr. D. M. Sukthankar, father of our Executive Director, Mr. Paresh Sukthankar, serves as an independent director on the Board of HDFC Limited. Mr. D. M. Sukthankar has been on the Board of HDFC Limited since 1989. Mr. Paresh Sukthankar was one of our early employees and also a part of the Senior Management team. He was appointed as our Executive Director in October 2007. Both are associated with the respective companies in their independent professional capacities and we believe that none is in a position to exercise influence over the other.

There have been reports in the Indian media suggesting that we may merge with HDFC Limited. We consider business combination opportunities as they arise. At present, we are not actively considering a business combination with HDFC Limited. Any significant business combination would involve compliance with regulatory requirements and shareholder and regulatory approvals. Were such a combination to occur, we cannot predict the impact it would have on our business, growth prospects or the prices of our equity shares and ADSs.

We may face ~~potential~~ conflicts of interest relating to our principal shareholder, HDFC Limited, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.

HDFC Limited is primarily engaged in financial services, including home loans, property related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we ~~currently~~ have no agreements with HDFC Limited or any other HDFC group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC group companies ~~or~~and may effectively prevent us from taking advantage of business opportunities. ~~As a result, any conflicts of interest between HDFC Limited and us or any other HDFC group company and us could adversely affect our business and the price of our equity shares and ADSs~~See “Related Party Transactions” in the 20-Fs for fiscal 2007, 2008 and 2009 for a summary of transactions we have engaged in and strategic investments made with HDFC Limited during fiscal 2007, 2008 and 2009, respectively. Also see Note 26 to our consolidated financial statements. We currently offer products of HDFC Limited and its group companies. If we forgo opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and the governance of private sector banks. The guidelines state that no single entity or group of entities will be permitted to own or control, directly or indirectly, more than 10% of the paid up capital of a private sector bank without RBI approval. The implementation of such a restriction ~~will~~could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us~~,~~ which might be beneficial to our shareholders. The RBI’s acknowledgement is required for the acquisition or transfer of a bank’s shares, which will ~~take~~increase the aggregate holding (both direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of its total paid up capital. The RBI, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. See “Supervision and Regulation”. The RBI has accorded its approval for HDFC Limited to hold more than 10% of our stock not exceeding 23.27%. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.

We may face increased competition as a result of revised guidelines that relax restrictions on the presence of foreign banks in India, which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. The total foreign ownership in a private sector bank cannot exceed 74% of its paid up capital. The RBI on February 28, 2005 released a “Roadmap for Presence of Foreign Banks in India and Guidelines on ownership and governance in Private sector banks” (the “Roadmap”).

The Roadmap envisages two phases~~, during~~. During the first phase, between March 2005 and March 2009, foreign banks were permitted to establish their presence in India by way of setting up a wholly-owned banking subsidiary (“WOS”) or converting their existing branches into a WOS. The WOS ~~should~~must have minimum capital of Rs. 3 billion and ~~have to~~ ensure sound corporate governance.

Initially, equity participation by banks would be permitted only in the private sector banks that are identified by the RBI for restructuring. ~~On~~ Upon an application made by a foreign bank for acquisition of 5% or more in any private bank, the RBI would consider the standing and reputation of the foreign bank and ~~shall~~would permit such acquisition only if it is satisfied that the investment by such foreign bank is in the long -term interest of all the ~~stake holders~~stakeholders of the investee bank.

It was proposed that ~~after viewing the first~~ phase~~;~~ 2, beginning April ~~2009~~2009, would allow foreign banks ~~will be allowed~~ to acquire ~~upto~~up to 74% of equity capital in private sector banks in India. ~~Taking a view~~However, in light of the current global financial turmoil and concerns regarding financial strength of banks around the world, the RBI ~~has~~ decided to put on hold the second phase of the Roadmap and leave unchanged its policy on the presence of foreign banks in the country. While announcing its annual policy for ~~the~~ fiscal ~~2010~~2010, the RBI said that it would continue with the current policy and procedures governing the presence of foreign banks in India. A review will happen once there is greater clarification regarding stability, recovery of the global financial system, and a shared understanding on the regulatory and supervisory architecture around the world. Any growth in the presence of foreign banks or in foreign investments in Indian banks may increase the competition that we face and ~~could~~as a result have a material adverse effect on our business. See “Restrictions on Foreign Ownership of Indian Securities”.

~~We need to obtain~~Delays in obtaining prior RBI approval for opening new branches to increase our infrastructure and expand our reach into different geographical segment~~s. Delay in getting approval for branches could~~ will restrict our expansion plans and have a negative impact on our ~~future~~ financial performance by preventing us from realizing anticipated revenue from the new branches.

The RBI introduced a liberalized branch licensing policy in September 2005. We have applied for branches under the policy in the past and obtained approvals for opening branches under the policy. See “Supervision and Regulation – Regulations Relating to the Opening of Branches”. However, any prolonged delay in the receipt of such licences ~~could~~will adversely affect our ~~future~~ financial performance by preventing us from realizing anticipated revenue from the new branches.

~~If we fail to comply with Section 404 of the Sarbanes-Oxley Act of 2002, our reputation and the value of our securities may be adversely affected.Section 404 of the Sarbanes Oxley Act of 2002 (“Section 404”) requires us to include in our Annual Report on Form 20-F management’s assessment of the effectiveness of our internal controls over financial reporting, together with an attestation report from our auditors. While we have complied with Section 404 in a timely manner so far, there is no assurance that we will continue to be able to do so in the future.~~

We may not realize possible benefits from the merger of Centurion Bank of Punjab Limited with us.

On February 23, 2008, the Bank and Centurion Bank agreed in principle to the Merger of the two banks. Subsequently, on obtaining requisite approvals, Centurion Bank of Punjab Ltd. merged with us effective May 23, 2008 as per the order of the Reserve Bank of India (RBI) dated May 20, 2008. See Note 2—Business Combination to our consolidated financial statements. While we believe that the benefits of the Merger will outweigh the overall costs, as with any merger, the risk exists that the final outcome of the Merger may not produce the benefits we anticipate. The success of the Merger depends, in part, on our ability to realize potential synergies, growth opportunities and cost savings from combining the businesses of Centurion Bank of Punjab with that of our own. The realization of such benefits of the Merger may be blocked, delayed or reduced as a result of numerous factors, some of which ~~will be~~are outside our control. ~~There can be no assurance that issues~~Issues connected with the Merger ~~will not~~may emerge and have a material adverse effect on the Bank’s financial condition and operations in the future.

If the goodwill recorded in connection with our recent acquisitions becomes impaired, we may be required to record impairment charges, which ~~may adversely affect our financial results and the price of our securities~~would decrease our net income and total assets.

In accordance with US GAAP, we have accounted for our acquisitions using the purchase method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. US GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value and then comparing it against the carrying amount. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the fair value of the reporting unit as of the test date against the fair value of the assets and liabilities of that reporting unit as of the same date. See Note 2—Business Combination to our consolidated financial statements.

Many of the Bank’s branches have been recently added to the Bank’s branch network and ~~may~~are not ~~operate~~operating with the same efficiency as compared to the rest of the Bank’s existing branches, which adversely affects our profitability.

As at ~~31~~ March 31, 2008, we had 761 branches ~~(the “Established Branches”).~~ . As a result of our acquisition ~~The merger~~ of Centurion Bank of Punjab ~~with us on~~ effective May 23, 2008, ~~resulted in an expansion of~~our network expanded by over 400 branches while we continued to grow organically by commissioning new branches. As at March 31, 2009, we had 1,413 branches, an increase of 651 branches during the most recent fiscal year ~~(the “Newly Added Branches”)~~. The ~~Newly Added Branches~~newly added branches are currently operating at a lower efficiency level as compared with our ~~Established Branches.~~ established branches. While we believe that the ~~Newly Added Branches~~newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which ~~may~~are not ~~be~~ under our control. The sub-optimal performance of the ~~Newly Added Branches~~newly added branches, if continued over an extended period of time, ~~may~~would have a material adverse effect on our profitability~~.~~

~~Our overseas operations are subject to international legal and regulatory risk which may adversely affect our business.~~

~~We have and also seek to establish banking operations in countries other than India. As a result of our overseas operations and given that we may expand our geographic presence globally in the future, we are and will be subject to a wide variety of international banking and financial services laws and regulations and a large number of regulatory and enforcement authorities in the jurisdictions in which we operate. The laws and regulations governing the banking and financial services industry have become increasingly complex governing a wide variety of issues, including interest rates, liquidity, capital adequacy, securitization, investments, ethical issues, money laundering, privacy, record keeping, outsourcing and marketing and selling practices, with sometimes overlapping jurisdictional or enforcement authorities.Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Regulators in the jurisdictions in which we operate have the power to bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our results of operations and financial condition. Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and future inquiries or investigations by regulatory and enforcement authorities, may result in regulatory action including financial penalties and restrictions on or suspension of the related business operations. In addition, failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third party service providers, our overseas offices, either in or outside the course of their services, or suspected or perceived failures by them, may result in inquiries or investigations by regulatory and enforcement authorities, in regulatory or enforcement action against either, us, our overseas offices or such employees, representatives, agents and third party service providers. Such actions may, amongst other consequences, impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, lead to additional costs, penalties, claims and expenses being incurred by us or impact adversely our ability to conduct business owing to implications on business continuity, possible distraction, lack of proper attention or time by such employees, representatives, agents and third party service providers to their official roles and duties, or suspension or termination by us of their services and having to find suitable replacements apart from personal liability, financial or other penalties and restrictions that may be imposed on or suffered by them, including personal liability for criminal violation~~.

The U.S. and global banking industry has experienced significant deterioration and volatility recently, which has had negative repercussions on the international banking industry and the global economy and, as a result, ~~could present~~presents new challenges for our business.

Commencing in 2007 and continuing into 2009, certain adverse financial developments have impacted the U.S. and global financial markets, and the U.S. and global banking industries in particular. These developments include a general slowing of economic growth both in the U.S. and globally including bankruptcy filed by certain financial~~/~~ and non-financial entities, substantial volatility in equity securities markets, and volatility and tightening of liquidity in credit markets. Defaults by, and even rumors or questions about, the solvency of certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by, and bankruptcy of, other institutions. The effects of the external shock on the economies where the Bank operates have already resulted in asset quality deterioration and the Bank expects further deterioration in asset quality to occur. Market turmoil and worsening macroeconomic conditions ~~could materially~~would adversely affect the liquidity, businesses and~~/or~~ financial conditions of our borrowers, which ~~could~~would likely in turn further increase our non-performing loan ratios and result in decreased demand for borrowings in general, which would result in a material decrease in our net income and total assets. Our customers may also significantly decrease their risk tolerance to non-deposit investments such as stocks, bonds and mutual funds, which would adversely affect our fee and commission income. While it is difficult to predict how long these conditions will exist and which markets and businesses of our company may be affected, these developments ~~could~~will continue to present risks for an extended period of time for our industry and our Bank.

Risks Relating to Investments in Indian Companies

A slowdown in economic growth in India ~~could cause our business to suffer~~would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are necessarily dependent on the health of the overall Indian economy. The global slowdown of the financial markets has contributed to a slowdown in the Indian financial and economic environment, with attendant higher unemployment rates and decreases in purchasing power. A continued slowdown in the Indian economy ~~could~~would adversely affect our business, including our ability to grow our asset portfolio, the quality of our assets and our ability to implement our strategy. In particular, because India depends significantly on imported oil for its energy needs, the Indian economy ~~could~~would be adversely affected by volatile oil prices and consequent inflation and ~~could~~would also be adversely affected by a general rise in interest rates, weather conditions adversely affecting agriculture or other factors. In addition, the Indian economy is in a state of transition. The share of the services sector of the economy is rising, while that of the industrial, manufacturing and agricultural sectors is declining. Finally, India faces major challenges in sustaining its growth, which include the need for substantial infrastructure development and improving access to healthcare and education. ~~It is difficult to gauge the impact of these fundamental economic changes on our business~~If the Indian economy deteriorates, our asset base may erode, which would result in a material decrease in our net income and total assets.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which ~~could~~would impact our financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments in the Indian economy as producers, consumers and regulators have remained significant. The leadership of India has changed many times since 1996. The current coalition-led central government, which came to power in May 2009, has announced policies and taken initiatives that support the economic liberalization policies that have been pursued by previous central governments. However, we cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization ~~could~~is subject to change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities ~~could change~~are continuously evolving as well. Any significant change in India’s economic liberalization and deregulation policies ~~could~~would adversely affect, possibly materially, business and economic conditions in India generally and our business in particular.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries ~~could adversely affect the financial markets and our business~~would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and also adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and as a result ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan might result in investor concern about stability in the region, which could adversely affect the price of our equity shares and ADSs.

India has also witnessed civil disturbances in recent years and ~~it is possible that~~ future civil unrest as well as other adverse social, economic and political events in India could have an adverse impact on us. Such incidents ~~could~~ also create a greater perception that investment in Indian companies involves a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

~~Natural calamities could have a negative impact on the Indian economy and cause our business to suffer.~~

~~India has experienced natural calamities such as earthquakes, a tsunami, floods and drought in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. For example, as a result of drought conditions in the country during fiscal 2003, the agricultural sector recorded a negative growth of 5.2%. Further prolonged spells of below normal rainfall or other natural calamities could have a negative impact on the Indian economy, adversely affecting our business and the price of our equity shares and ADSs.~~

~~Any downgrade of India’s debt rating by an international rating agency could have a negative impact on our business.Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. This could have an adverse effect on our business and future financial performance and our ability to obtain financing and fund our growth.~~

Risks Relating to the ADSs and Equity Shares

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

Historically, our ADSs have traded on the New York Stock Exchange (the “NYSE”) at a premium to the trading prices of our underlying equity shares on the Indian stock exchanges, although this premium has declined in recent years. See “Price Range of Our American Depositary Shares and Equity Shares” for the underlying data. We believe that this price premium has resulted from the relatively small portion of our market capitalization previously represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs, and an apparent preference for investors to trade dollar-denominated securities. Over time, some of the restrictions on issuance of ADSs imposed by Indian law have been relaxed and we expect that other restrictions may be relaxed in the future. It is possible that in the future our ADSs will not trade at any premium to our equity shares and could even trade at a discount to our equity shares.

Investors in ADSs will not be able to vote.

Investors in ADSs will have no voting rights, unlike holders of the equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs~~,~~ see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depository Shares – Voting Rights”.

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADS depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. ~~It is possible that this~~ The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs~~,~~ see “Restrictions on Foreign Ownership of Indian Securities”.

There is a limited market for the ADSs.

Although our ADSs are listed and traded on the NYSE, ~~we cannot be certain that~~ any trading market for our ADSs ~~will~~may not be sustained, or that the present price will correspond to the future price at which our ADSs will trade in the public market. Indian legal restrictions may also limit the supply of ADSs. The only way to add to the supply of ADSs would be through an additional issuance. We cannot guarantee that a market for the ADSs will continue.

Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations could have a material adverse effect on the price of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by our ADSs are listed on the National Stock Exchange and Bombay Stock Exchange Limited. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

You may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75% of the ~~company~~Bank’s shareholders present and voting at a shareholders’ general meeting. U.S. investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling U.S. investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Fluctuations in the exchange rate between the U.S. dollar and the Indian rupee may affect the value of your investment in our ADSs. Specifically, if the relative value of the Indian rupee to the U.S. dollar declines, each of the following values will also decline:

•	the U.S. dollar equivalent of the Indian rupee trading price of our equity shares in India and, indirectly, the U.S. dollar trading price of our ADSs in the United States;

•	the U.S. dollar equivalent of the proceeds that you would receive upon the sale in India of any equity shares that you withdraw from the depositary; and

•	the U.S. dollar equivalent of cash dividends, if any, paid in Indian rupees on the equity shares represented by our ADSs.

~~Financial instability in other countries, particularly emerging market countries, could disrupt our business and affect the price of our equity shares and ADSs.~~

~~Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. This “contagion” effect could cause an entire region or class of securities to become disfavored by international investors. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly in the Indian economy in general. Any worldwide financial instability could also have a negative impact on the Indian economy, including the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including us. Any financial disruption could have an adverse effect on our business, our future financial performance, our shareholders’ equity and the price of our equity shares and ADSs.~~

You may not be able to enforce a judgment of a foreign court against us.

We are a limited liability company incorporated under the laws of India. All of our directors and members of our senior management and some of the experts named in this report are residents of India and almost all of our assets and the assets of these persons are located in India. It may not be possible for investors in our ADSs to effect service of process outside India upon us or our directors and members of our senior management and experts named in the report that are residents of India or to enforce judgments obtained against us or these persons in foreign courts predicated upon the liability provisions of foreign countries, including the civil liability provisions of the federal securities laws of the United States. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India or that an Indian court would enforce foreign judgments if it viewed the amount of damages as excessive or inconsistent with Indian practice.

There may be less company information available on Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. SEBI and the stock exchanges are responsible for improving disclosure and other regulatory standards for the Indian securities markets. SEBI has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.